UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LANDRY’S RESTAURANTS, INC.

(Name of the Issuer)

Landry’s Restaurants, Inc.

Fertitta Entertainment, Inc.

Landry’s Holdings, Inc.

Fertitta Group, Inc.

Fertitta Merger Co.

Tilman J. Fertitta

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51508L 10 3

(CUSIP Number of Class of Securities)

Tilman J. Fertitta

Chairman of the Board, Chief

Executive Officer and President

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Arthur S. Berner Haynes and Boone, LLP 1221 McKinney, Suite 2100 Houston, Texas 77010 (713) 547-2526	Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300	Dennis J. Block William P. Mills Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-5555

This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐	The filing of a registration statement under the Securities Act of 1933.

(c) ☐	A tender offer.

(d) ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$180,444,910	$11,199

*	Calculated solely for the purpose of determining the filing fee.

**	The transaction valuation is determined based upon the sum of (a) the product of (i) 7,341,052 shares of Landry’s common stock that are proposed to be converted into the right to receive merger consideration and (ii) the merger consideration of $24.50 per share of Landry’s common stock and (b) an aggregate of $589,136 expected to be paid upon the cancellation of outstanding options having an exercise price less than $24.50 per share ((a) and (b) together, the “Total Consideration”). The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s latest Fee Advisory, was determined by multiplying the Total Consideration by the applicable fee at the time of payment.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:	$5,999 and $5,200
(2) Form, Schedule or Registration Statement No.:		Schedule 14A and Amendment No. 1 thereto
(3) Filing Party:	Landry’s Restaurants, Inc.
(4) Date Filed:	December 1, 2009 and July 2, 2010

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s,” the “Company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Fertitta Group, Inc. (“Parent”), (3) Fertitta Merger Co. (“Merger Sub”), (4) Fertitta Entertainment, Inc. (“Entertainment”), (5) Landry’s Holdings, Inc. (“Holdings”), and (6) Tilman J. Fertitta, our Chairman of the Board of Directors, President and Chief Executive Officer (“Mr. Fertitta”). This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 3, 2009, that we entered into with Parent, Merger Sub, and, for certain limited purposes, Mr. Fertitta (the “Original Merger Agreement”), as amended by that First Amendment to Agreement and Plan of Merger, dated as of May 23, 2010 (the “First Amended Merger Agreement”), and that Second Amendment to Agreement and Plan of Merger, dated as of June 20, 2010 (the “Second Amended Merger Agreement” and collectively with the “Original Merger Agreement” and the “First Amended Merger Agreement,” the “Merger Agreement”). We are sometimes referred to collectively along with Parent, Merger Sub, Entertainment, Holdings, and Mr. Fertitta as the “Filing Persons.”

This Amendment No. 4 to this Transaction Statement amends and supplements the Transaction Statement, among other things, to report that Holdings, a Delaware holding company organized by Mr. Fertitta, closed an offering of $110 million aggregate principal amount of 11.50% senior secured notes due 2014 (the “Notes”) on August 31, 2010 and to add the indenture for the Notes (the “Indenture”) to this Transaction Statement.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

On August 31, 2010, Holdings closed the offering of the Notes. A copy of the Indenture is attached hereto as Exhibit (b)(1) and incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(b)(1) Indenture for the Landry’s Holdings, Inc. 11 1/2% Senior Secured Notes due 2014 dated August 31, 2010, between Landry’s Holdings, Inc. and Wilmington Trust FSB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2010	LANDRY’S RESTAURANTS, INC.

	By:	/s/ STEVEN L. SCHEINTHAL
	Name:	Steven L. Scheinthal
	Title:	Executive Vice President, General Counsel and Secretary

Dated: September 1, 2010	FERTITTA GROUP, INC.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: September 1, 2010	FERTITTA MERGER CO.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: September 1, 2010	FERTITTA ENTERTAINMENT, INC.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: September 1, 2010	LANDRY’S HOLDINGS, INC.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: September 1, 2010	TILMAN J. FERTITTA

/S/ TILMAN J. FERTITTA

EXHIBIT INDEX

(b)(1) Indenture for the Landry’s Holdings, Inc. 11 1/2% Senior Secured Notes due 2014 dated August 31, 2010, between Landry’s Holdings, Inc. and Wilmington Trust FSB.